:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-33016

CUSIP NUMBER 26985R104

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eagle Rock Energy Partners, L.P.
Full Name of Registrant

Not applicable
Former Name if Applicable

16701 Greenspoint Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Houston, Texas 77060
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has dedicated significant resources to the completion of the assessment of the effectiveness of the registrant’s internal control over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002. However, there have been delays in completing this assessment. These delays have also caused delays in the completion of the audits of the registrant’s financial statements and internal control over financial reporting for the year ended December 31, 2007. As a result of these delays and the complex nature of the requirements under Section 404, the registrant is unable to complete and file the 2007 Annual Report on Form 10-K by the prescribed filing date without unreasonable effort and expense. The registrant continues to dedicate significant resources to the audit of the financial statements, internal control testing and reporting, and the 2007 Annual Report on Form 10-K. The registrant currently anticipates filing the 2007 Annual Report on Form 10-K on or before the extended deadline of April 1, 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles C. Boettcher	281	408-1260
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the nature of several acquisitions completed in 2007, the registrant expanded its midstream operations and entered into two separate lines of business: upstream operations and mineral operations. Attached as Attachment A is certain financial information which shows the results of operations from the corresponding period for the last fiscal year.

Eagle Rock Energy Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2008	By:	Eagle Rock Energy GP, L.P.,
its general partner

		By:	Eagle Rock Energy G&P, LLC,
its general partner

		By:	/s/ Joseph A. Mills
		Name:	Joseph A. Mills
		Title:	Chief Executive Officer

Attachment A

Eagle Rock Energy Partners, L.P. (“Eagle Rock” or the “Partnership”) presents its financial results for the three months and year ended December 31, 2007.

Highlights:

The Partnership highlighted the following achievements for the fourth quarter of 2007 as compared to the third quarter of 2007:

•	Increased Adjusted EBITDA by 15.1%, to $52.0 million from $45.2 million
•	Increased Distributable Cash Flow by 7.6% to $34.0 million from $31.6 million
•	Increased quarterly distribution rate to $0.3925 per unit from $0.3675 while maintaining a 119% coverage

The following are significant achievements for the year ended December 31, 2007, as compared to December 31, 2006:

•	Increased Adjusted EBITDA by 64.3%, to $133.4 million from $81.2 million
•	Increased Distributable Cash Flow by 99.5% to $76.4 million from $38.3 million
•	Increased cash distributions by 8.3% to an annualized amount of $1.57 per unit from $1.45 per unit
•	Expanded midstream asset base and added two new lines of business: the Upstream and Minerals Segments
•	Increased average daily throughput in the Midstream Segment by 57.2% to 349 MMcf/d from 222 MMcf/d in 2006

Fourth Quarter and Full Year Financial Results

The Partnership is in the process of completing its audit of financial statements as well as its initial audit of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management is responsible for assessing its internal controls over financial reporting and providing a report of its assessment in the Partnership’s annual report. During this process, management determined, based on the potential for misstatement as opposed to an actual misstatement, that the Partnership’s internal controls have material weaknesses related to: a) financial reporting and, b) midstream cost of natural gas sold. The Partnership has taken remedial action to ensure that the financial information presented herein reflects, in all material respects, the financial condition of the Partnership. Management believes that these material weaknesses will not result in a restatement of any prior periods and that the information presented herein is materially correct in all respects.

Eagle Rock analyzes and manages its operations under six distinct segments: three Midstream segments we identify as the Texas Panhandle, East Texas / Louisiana and South Texas Segments, and the Upstream, Minerals and Corporate Segments. The Corporate Segment includes our risk management (derivatives) and other corporate activities. Other expense, Interest expense – net, and Income tax provision (related to Texas Margin Tax) are discussed separately. Please refer to financial tables below for further detailed information.

Fourth Quarter Financial Results

Adjusted EBITDA for the fourth quarter of 2007 was $52.0 million compared with $19.0 million for the fourth quarter of 2006, an increase of 173.3%. We define Adjusted EBITDA as net income (loss) plus income tax provision, interest-net (including both realized and unrealized interest rate risk management activities), depreciation, depletion and amortization expense, impairment expense, other operating expense, other non-cash operating and general and administrative expenses (including non-cash compensation related to our equity-based compensation program) less unrealized risk management instrument gain (loss) activities and other income/(expense).

Distributable Cash Flow for the fourth quarter of 2007 (prior to any cash reserves established by Eagle Rock’s Board) totaled $34.0 million compared to $5.8 million for the fourth quarter of 2006, an increase of 486.2%. Distributable Cash Flow is defined as Adjusted EBITDA minus: (i) maintenance capital expenditures; (ii) cash interest expense; and (iii) the addition of losses or subtraction of gains relating to other miscellaneous non-cash amounts affecting net income for the period. Fourth quarter 2007 Distributable Cash Flow represents 119% coverage of the fourth quarter 2007 distribution of $0.3925 per unit based on total units outstanding on February 11, 2008, the distribution record date.

Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures that are defined and reconciled to the most directly comparable GAAP measures at the end of this news release.

Revenue (including the negative impact of both our realized and unrealized derivative losses) for the fourth quarter of 2007 increased 91.2% to $221.1 million compared with $115.7 million for the fourth quarter of 2006.

From the inception of our hedging program in 2005, we have used mark-to-market accounting for our commodity hedges and interest rate swaps. We record monthly realized gains and losses on commodity hedge instruments to Revenues based on cash settlement information. The settlement amounts vary due to the volatility in the commodity market prices throughout each month. We also record non-cash, unrealized gains and losses monthly to Revenues based upon the future mark-to-market value of our derivatives through their expiration dates. Option premium costs we have incurred are amortized through the unrealized risk management instruments line item, which is included in our Revenues.

As a result of our commodity hedging activities and the favorable physical commodity pricing environment, revenues include a total realized loss of $7.4 million on risk management activity that was settled during the fourth quarter of 2007, and an unrealized, non-cash mark-to-market loss of $97.9 million for the same period, as compared to a realized gain of $2.2 million on risk management activity that was settled for the fourth quarter of 2006 and an unrealized, non-cash, mark-to-market loss of $5.0 million for the same period.

Neither the unrealized, non-cash, mark-to-market loss of $5.0 million for the fourth quarter of 2006 nor the unrealized, non-cash mark-to-market loss of $97.9 million for the fourth quarter of 2007 had an impact on cash activities for the 2006 period and 2007 period, respectively, and as such are excluded from our calculation of Adjusted EBITDA and Distributable Cash Flow.

Operations and maintenance costs and taxes other than income increased to $20.7 million for the fourth quarter of 2007, from $10.3 million for the fourth quarter of 2006. This increase was mostly due to the addition of the upstream operations and the addition of the Laser Midstream assets during 2007.

General and administrative expenses increased by $8.4 million from $2.8 million for the fourth quarter of 2006 to $11.2 million for the fourth quarter of 2007. This growth in general and administrative expenses was mostly driven by increased head-count in our corporate office as a result of our expansion into the minerals and upstream businesses related to the Montierra, Redman and EAC acquisitions, and to recruiting efforts in accounting, back-office, engineering, land and operations-related corporate personnel associated with being a larger energy related public partnership. As a result, corporate-office payroll expenses increased by $3.7 million between periods. Also as a result of being a public partnership, our public partnership expenses related to audit, tax, Sarbanes-Oxley compliance and others contributed $1.2 million to expenses during the fourth quarter of 2007. Expenses related to outside professional services, including the costs of registration of common units related to our private placements of equity and funding of acquisitions with our common units, impacted our general and administrative expenses expense by $1.8 million during the quarter. We recorded other miscellaneous expenses of $4.0 million.

Other operating expense includes liquidated damages of $0.9 million related to registration rights granted to our March 2006 pre-IPO investors and our May 2007 private equity investors, as the effective registration of these investors’ common units was not achieved within the timeframe specified.

Interest Expense – net, which includes both realized and unrealized gains/losses from our interest rate swaps, increased to $21.8 million for the fourth quarter of 2007, as compared to $5.7 million for the fourth quarter of 2006. This increase is partly a result of an increase in our debt outstanding from $405.7 million at the end of 2006, to $567.1 million at the end of 2007. This increase in funded debt resulted from financing several organic projects and acquisitions during the year, including the Tyler County Pipeline Extension, Red Deer processing plant project and a portion of the Redman and EAC acquisitions. In addition, an increased base interest rate and a higher interest rate margin also increased our interest expense. We entered into a new Senior Revolving Credit Facility on December 13, 2007, which carries a lower interest rate margin than our previous credit facility. However, this only impacted our interest expense for a two-week period during the fourth quarter of 2007.

Interest Expense—net, also includes interest swap realized gain of $1.4 million during the fourth quarter of 2007. We also recorded an unrealized mark-to-market loss of $12.2 million related to our interest rate risk management position reflected in Interest Expense—net. The unrealized loss relates to our future period interest rate swaps and from changes during the year in the underlying interest rate associated with the derivatives. The unrealized mark-to-market loss did not have any impact on cash activities for the 2007 period and is also excluded by definition from our calculation of Distributable Cash Flow and Adjusted EBITDA.

Other expenses include the non-cash write-off of $6.2 million in unamortized debt issuance costs related to our previous credit facility. The non-cash write-off of unamortized debt issuance costs related to our previous credit facility is added back in the calculation of both Adjusted EBITDA and Distributable Cash Flow, while the non-recurring liquidated damages are added back to Adjusted EBITDA but excluded from the calculation of Distributable Cash Flow.

Income tax benefit recorded during the fourth quarter of 2007 of approximately $0.6 million reflects an adjustment to a change in estimate for Texas Margin Tax.

Weighted average common units outstanding totaled approximately 50.7 million for the fourth quarter of 2007 and approximately 16.7 million for the same period in 2006. Mainly due to the impact of non-cash, unrealized, mark-to-market losses related to Eagle Rock’s commodity and interest rate hedging activities of $110.1 million during the fourth quarter, net loss increased to $111.5 million for the fourth quarter.

Net loss for the fourth quarter of 2007 includes unrealized, mark-to-market losses related to both our commodity and interest rate derivatives of $110.1 million, the non-recurring, non-cash write-off of $6.2 million in unamortized debt issuance costs related to our previous credit facility, $0.9 million in non-recurring liquidated damages accrued to certain of our private equity investors and a $5.7 million non-cash asset impairment charge.

Full Year Financial Results

Revenue for 2007 (including the negative impact of both our realized and unrealized derivative losses) increased by 62.9% to $779.2 million compared with $478.4 million for the prior year. Revenue for the full year 2007 includes $3.1 million of net realized cash settlements paid with respect to expired commodity derivatives, $8.2 million of non-cash amortization expense related to the option component of Eagle Rock’s commodity derivatives, and $120.2 million of unrealized losses related to non-cash, mark-to-market charges for Eagle Rock’s commodity derivatives. Revenues for the full year 2006 included $2.3 million of cash settlements received on expired commodity derivatives, $19.2 million of amortization expense related to the option component of Eagle Rock’s commodity derivatives and $7.1 million of unrealized losses related to non-cash, mark-to-market charges for Eagle Rock’s commodity derivatives.

Adjusted EBITDA for the year ended December 31, 2007, was $133.4 million compared with $81.2 million for the year ended December 31, 2006, an increase of 64.3%. Distributable Cash Flow for the year ended 2007 was $76.4 million compared to $38.3 million for 2006, an increase of 99.4%. Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures that are defined and reconciled to the most directly comparable GAAP measures at the end of this news release.

Weighted average common units outstanding totaled approximately 37.0 million for the year ended December 31, 2007, and approximately 12.1 million for the same period in 2006. Net loss increased to $145.6 million for the year ended December 31, 2007, compared to net loss of $23.3 million for the year ended December 31, 2006.

Net loss of $145.6 million includes unrealized, mark-to-market losses related to both our commodity and interest rate derivatives totaling $144.2 million; the non-recurring, non-cash write-off of $6.2 million in unamortized debt issuance costs related to our previous credit facility; $1.1 million in non-recurring liquidated damages to our private equity investors; and a $5.7 million non-cash asset impairment charge.

Use of Non-GAAP Financial Measures

This information and the accompanying schedules include the non-generally accepted accounting principles, or non-GAAP, financial measures of Adjusted EBITDA and Distributable Cash Flow. The accompanying schedules provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income, operating income, cash flows from operating activities or any other GAAP measure of liquidity or financial performance. Eagle Rock uses non-GAAP financial measures as measures of its core profitability or to assess the financial performance of its assets. Eagle Rock believes that investors benefit from having access to the same financial measures that its management uses in evaluating performance.

Eagle Rock defines Adjusted EBITDA as net income (loss) plus income tax provision, interest-net (including both realized and unrealized interest rates risk management activities), depreciation, depletion and amortization expense, impairment expense, other operating expense, other non-cash operating and general and administrative expenses (including non-cash compensation related to our equity-based compensation program) less non-realized revenues risk management instrument gain (loss) activities and other income/(expense). Adjusted EBITDA is used as a supplemental financial measure by external users of Eagle Rock’s financial statements such as investors, commercial banks and research analysts. Adjusted EBITDA is useful in determining our ability to sustain or increase distributions. By excluding unrealized derivative gains (losses), a non-cash mark-to-market charge which represents the change in fair market value of our executed derivative instruments and is independent of our assets’ performance or cash flow generating ability, we believe Adjusted EBITDA reflects more accurately our ability to generate cash sufficient to pay interest costs, support our level of indebtedness, make cash distributions to our unitholders and general partner and finance our maintenance capital expenditures. We further believe that Adjusted EBITDA also describes more accurately the underlying performance of our operating assets by isolating the performance of our operating assets from the impact of an unrealized, non-cash measure designed to describe the fluctuating inherent value of a financial asset.

Similarly, by excluding the impact of non-recurring discontinued operations, Adjusted EBITDA provides users of our financial statements a more accurate picture of our current assets’ cash generation ability, independently from that of assets which are no longer a part of our operations. Eagle Rock’s Adjusted EBITDA definition may not be comparable to Adjusted EBITDA or similarly titled measures of other entities, as other entities may not calculate Adjusted EBITDA in the same manner as Eagle Rock does. Eagle Rock has reconciled Adjusted EBITDA to net income.

Distributable Cash Flow is defined as Adjusted EBITDA minus: (i) maintenance capital expenditures; (ii) cash interest expense; and (iii) the addition of losses or subtraction of gains relating to other miscellaneous non-cash amounts affecting net income for the period. Maintenance capital expenditures represent: a) in our midstream business, capital expenditures employed to replace partially or fully depreciated assets to maintain the existing operating capacity of the Partnership’s assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows, including well connect expenditures; and b) in our upstream business, capital expenditures employed to replace partially or fully production volumes in order to maintain existing volumes and related cash flows. Distributable Cash Flow is a significant performance metric used by senior management to compare basic cash flows generated by the Partnership (prior to the establishment of any retained cash reserves by its Board of Directors) to the cash distributions expected to be paid to unitholders. Using this metric, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. Distributable Cash Flow is also an important non-GAAP financial measure for unitholders since it serves as an indicator of the Partnership’s success in providing a cash return on investment. Specifically, this financial measure indicates to investors whether or not the Partnership is generating cash flow at a level that can sustain or support an increase in quarterly distribution rates. Distributable Cash Flow is also a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies because the value of a unit of such an entity generally is related to the amount of cash distributions the entity can pay to its unitholders. The GAAP measure most directly comparable to Distributable Cash Flow is net income.

This press release may include “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Partnership based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership, which may cause the Partnership’s actual results to differ materially from those implied or expressed by the forward-looking statements.

Eagle Rock Energy Partners, L.P.

Consolidated Statements of Operations

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,		Three Months Ended
($ in thousands)	2007	2006	2007	2006	Sept. 30, 2007
REVENUE:
Natural gas, natural gas liquids, condensate and oil sales	$313,304	$113,910	$868,101	$486,911	$253,056
Gathering, compression and processing fees	8,146	4,367	27,417	14,862	7,723
Minerals and royalty income	5,803	—	15,004	—	6,009
Gain/(loss) on risk management instruments	(105,244)	(2,795)	(131,453)	(24,004)	8,688
Other income	(877)	185	130	621	1,388

Total Revenue	221,132	115,667	779,199	478,390	276,864
COSTS AND EXPENSES:
Cost of natural gas and natural gas liquids	235,044	88,699	686,882	377,580	196,839
Operations and maintenance	16,785	9,013	52,802	32,905	16,883
Taxes other than income	3,957	1,256	8,319	2,301	2,746
General and administrative	11,223	2,797	27,810	10,860	7,196
Other operating	916	6,000	2,847	6,000	220
Impairment	5,749	—	5,749	—	—
Depreciation, depletion and amortization	29,674	11,761	80,559	43,220	25,105

Total Costs and Expenses	303,348	119,526	864,968	472,866	248,989
OPERATING INCOME (LOSS):	(82,216)	(3,859)	(85,769)	5,524	27,875
Other Income (Expense):
Interest income	630	256	1,160	996	231
Other income	(183)	—	696	—	767
Interest expense, net	(22,395)	(5,992)	(53,304)	(26,985)	(19,152)
Other expense	(7,971)	(1,619)	(8,226)	(1,619)	2

Total other (expense) income	(29,919)	(7,355)	(59,674)	(27,608)	(18,152)
INCOME (LOSS) BEFORE INCOME TAXES	(112,135)	(11,214)	(145,443)	(22,084)	9,723
Income tax provision	(603)	486	169	1,230	352

NET INCOME (LOSS)	$(111,532)	$(11,700)	$(145,612)	$(23,314)	$9,371

Eagle Rock Energy Partners, L.P.

Operating Income

(unaudited)

	Three Months Ended December 31		Twelve Months Ending December 31		Three Months Ended Sept. 2007
($ in thousands)	2007	2006	2007	2006
Panhandle
Revenues:
Sales of natural gas, NGLs, oil and condensate	$151,476	$95,742	$479,120	$415,331	$126,980
Gathering and treating services	2,255	2,091	8,910	7,382	2,267
Other	(1,028)	120	—	339	1,028

Total revenues	152,703	97,953	488,030	423,052	130,275
Cost of natural gas and natural gas liquids	113,629	73,302	372,205	317,626	96,871
Operating costs and expenses:
Operations and maintenance	6,333	7,575	30,635	28,318	9,190
Taxes other than income	467	967	1,859	1,758	465
Depreciation, depletion and amortization	10,977	9,088	42,308	36,270	11,334

Total operating costs and expenses	17,777	17,630	74,802	66,346	20,989

Operating income	$21,297	$7,021	$41,023	$39,080	$12,415

East Texas/Louisiana
Revenues:
Sales of natural gas, NGLs, oil and condensate	$58,252	$18,168	$153,660	$71,580	$44,215
Gathering and treating services	3,341	2,276	13,547	7,480	3,939
Other	—	65	(21)	282	360

Total revenues	61,593	20,509	167,186	79,342	48,514
Cost of natural gas and natural gas liquids	50,859	15,397	133,350	59,954	38,397
Operating costs and expenses:
Operations and maintenance	2,695	1,438	9,773	4,587	3,311
Taxes other than income	358	289	1,156	543	309
Depreciation, depletion and amortization	4,439	1,638	10,781	5,915	2,606

Total operating costs and expenses	7,492	3,365	21,710	11,045	6,226

Operating income	$3,242	$1,747	$12,126	$8,343	$3,891

South Texas
Revenues:
Sales of natural gas, NGLs, oil and condensate	$71,958	$—	184,634	$—	$62,792
Gathering and treating services	1,602	—	4,012	—	1,517
Other	1	—	1	—	—

Total revenues	73,561	—	188,647	—	64,309
Cost of natural gas and natural gas liquids	70,556	—	181,327	—	61,571
Operating costs and expenses:
Operations and maintenance	299	—	911	—	357
Taxes other than income	120	—	147	—	12
Depreciation, depletion and amortization	1,028	—	2,453	—	910

Total operating costs and expenses	1,447	—	3,511	—	1,279

Operating income	$1,558	$—	$3,809	$—	$1,459

Eagle Rock Energy Partners, L.P.

Operating Income

(unaudited)

	Three Months Ending December 31		Twelve Months Ending December 31		Three Months Ended September 2007
($ in thousands)	2007	2006	2007	2006
Midstream
Revenues:
Sales of natural gas, NGLs, oil and condensate	$281,686	$113,910	$817,414	$486,911	$233,987
Gathering and treating services	7,198	4,367	26,469	14,862	7,723
Other	(1,027)	185	(20)	621	1,388

Total revenues	287,857	118,462	843,863	502,394	243,098
Cost of natural gas and natural gas liquids	235,044	88,699	686,882	377,580	196,839
Operating costs and expenses:
Operations and maintenance	9,327	9,013	41,319	32,905	12,858
Taxes other than income	945	1,256	3,162	2,301	786
Depletion, depreciation and amortization	16,444	10,726	55,542	42,185	14,850

Total operating costs and expenses	26,716	20,995	100,023	77,391	28,494

Operating income	$26,097	$8,768	$56,958	$47,423	$17,765

Upstream
Revenues:
Oil and condensate	$15,286	$—	$24,874	$—	$9,588
Natural gas	6,835	—	11,210	—	4,375
NGLs	9,497	—	14,603	—	5,106
Income fees and other	948		948		—
Other	150		150		—

Total revenues	32,716	—	51,785	—	19,069

Operating costs and expenses:
Operations and maintenance	7,458	—	11,483	—	4,025
Taxes other than income	2,589	—	4,386	—	1,797
Depreciation, depletion and amortization	9,339	—	16,235	—	6,896

Total operating costs and expenses	19,386	—	32,104	—	12,718

Operating income	$13,330	$—	$19,681	$—	$6,351

Minerals
Revenues:
Oil and condensate	$2,916	$—	$7,529	$—	$3,080
Natural gas	2,153	—	5,493	—	1,850
NGLs	68	—	693	—	527
Lease bonus, rentals and other	666	—	1,289	—	552

Total revenues	5,803	—	15,004	—	6,009

Operating costs and expenses:
Operations and maintenance	—	—	—	—	—
Taxes other than income	423	—	771	—	163
Depreciation, depletion, amortization and impairment	8,886	—	13,777	—	3,359

Total operating costs and expenses	9,309	—	14,548	—	3,522

Operating income	$(3,506)	$—	$456	$—	$2,487

Corporate
Revenues:
Realized commodity derivatives	$(7,385)	$2,180	$(3,061)	$2,302	$(177)
Unrealized commodity derivatives	(97,859)	(4,975)	(128,392)	(26,306)	8,865

Total revenues	(105,244)	(2,795)	(131,453)	(24,004)	8,688
General and administrative	11,223	2,797	27,810	10,860	7,196
Depreciation, depletion and amortization	754	1,035	754	1,035	—
Other expense	916	6,000	2,847	6,000	220

Operating income	$(118,137)	$(12,627)	$(162,864)	$(41,899)	$1,272

Total
Revenues:
Sales of natural gas, NGLs, oil and condensate	$314,402	$113,910	$868,101	$486,911	$253,056
Gathering and treating services	7,198	4,367	27,417	14,862	7,723
Minerals and royalty income	5,803	—	15,004	—	6,009
Commodity derivatives	(105,244)	(2,795)	(131,453)	(24,004)	8,688
Other	(1,027)	185	130	621	1,388

Total revenues	221,132	115,667	779,199	478,390	276,864

Cost of natural gas and natural gas liquids	235,044	88,699	686,882	377,580	196,839

Costs and expenses:
Operating	16,785	9,013	52,802	32,905	16,883
Taxes other than income	3,957	1,256	8,319	2,301	2,746
General and administrative	11,223	2,797	27,810	10,860	7,196
Other expense	916	6,000	2,847	6,000	220
Depreciation, depletion, amortization and impairment	35,423	11,761	86,308	43,220	25,105

Total Costs and Expenses	68,304	30,827	178,086	95,286	52,150

Total operating income (loss)	(82,216)	(3,859)	(85,769)	5,524	27,875

Other income (expense):
Interest income	630	256	1,160	996	231
Other income	(183)	—	696	—	767
Interest expense	(10,167)	(6,127)	(37,521)	(29,759)	(10,723)
Unrealized interest rate derivatives	(12,228)	135	(15,783)	2,774	(8,429)
Other income (expense)	(7,971)	(1,619)	(8,226)	(1,619)	2

Total other income (expense)	(29,919)	(7,355)	(59,674)	(27,608)	(18,152)

Income (loss) before taxes	(112,135)	(11,214)	(145,443)	(22,084)	9,723

Income tax provision	(603)	486	169	1,230	352

Net income (loss)	$(111,532)	$(11,700)	$(145,612)	$(23,314)	$9,371

Adjusted EBITDA	$51,971	$19,019	$133,378	$81,192	$45,155

Eagle Rock Energy Partners, L.P.

Midstream Operations Information

(unaudited)

	Three Months Ending December 31		Twelve Months Ending December 31		Three Months Ending September 2007
	2007	2006	2007	2006
Gas gathering volumes (Average Mcf/d)
Texas Panhandle	163,411	147,927	151,260	146,402	164,544
East Texas/Louisiana	157,450	83,811	134,007	75,170	155,540
South Texas	92,345	N/A	63,435	N/A	99,266 (a)

Total	413,206	231,738	348,702	221,572	419,350

NGLs and condensate (Equity gallons)
Texas Panhandle	23,694,310	24,734,938	88,973,113	97,776,126	23,644,648
East Texas/Louisiana	5,746,483	3,468,931	18,320,082	13,461,870	4,742,723
South Texas	246,668	N/A	463,490	N/A	162,876

Total	29,687,461	28,203,869	107,756,685	111,237,996	28,550,247

Natural gas short position (Average MMBtu/d)
Texas Panhandle	(6,570)	(7,130)	(7,184)	(7,536)	(6,330)
East Texas/Louisiana	(382)	2,067	1,077	1,436	1,116
South Texas	500	N/A	250	N/A	500

Total	(6,452)	(5,063)	(5,857)	(6,100)	(4,714)

Average realized price—NGL
Texas Panhandle	$1.47	$0.79	$1.22	$0.98	$1.27
East Texas/Louisiana	$1.32	$0.64	$1.07	$0.81	$1.06
South Texas	$1.43	N/A	$1.32	N/A	$1.51
Weighted average	$1.42	$0.75	$1.15	$0.94	$1.21

Average realized price—condensate
Texas Panhandle	$80.31	$51.39	$63.51	$58.02	$63.41
East Texas/Louisiana	$94.14	$54.07	$73.33	$56.02	$75.48
South Texas	$86.34	N/A	$78.89	N/A	$71.76
Weighted average	$81.21	$51.51	$64.31	$57.96	$64.34

Average realized price—natural gas
Texas Panhandle	$6.06	$6.29	$6.08	$6.16	$5.45
East Texas/Louisiana	$6.62	$6.13	$6.54	$6.08	$5.86
South Texas	$6.46	N/A	$6.38	N/A	$5.99
Weighted average	$6.31	$6.29	$6.25	$6.08	$5.71

(a)	Includes a MMBtu conversion adjustment (8,122) Mcf/d

Eagle Rock Energy Partners, L.P.

Upstream Operations Information

(unaudited)

	Three Months Ending December 31		Twelve Months Ending December 31		Three Months Ended September 2007
	2007	2006	2007	2006
Upstream
Production:
Oil and condensate (Bbl)	195,229	N/A	336,028	N/A	140,799
Gas (Mcf)	917,981	N/A	1,584,279	N/A	666,298
NGLs (Bbl)	123,833	N/A	212,061	N/A	88,228
Total Mcfe	2,832,357	N/A	4,872,817	N/A	2,040,460

Realized prices, excluding derivatives:
Oil and condensate (Bbl)	$78.30	N/A	$74.02	N/A	$68.10
Gas (Mcf)	$7.45	N/A	$7.08	N/A	$6.57

Operating statistics:
OPEX per Mcfe (incl prod taxes)	$3.55	N/A	$3.26	N/A	$3.82
OPEX per Mcfe (excl prod taxes)	$2.63	N/A	$2.36	N/A	$2.64
Operating Income per Mcfe	$4.71	N/A	$4.04	N/A	$4.17

Drilling program (gross wells):
Development wells	2	N/A	2	N/A	—
Completions	2	N/A	2	N/A	3
Workovers	2	N/A	4	N/A	2
Recompletions	1	N/A	1	N/A	—

Minerals
Production:
Oil and condensate (Bbl)	34,367	N/A	106,275	N/A	47,498
Gas (Mcf)	323,576	N/A	872,176	N/A	376,389
NGLs (Gal)	(31,993)	N/A	624,223	N/A	534,622
Total Mcfe	525,208	N/A	1,599,001	N/A	737,752

Realized prices, excluding derivatives:
Oil and condensate (Bbl)	$84.88	N/A	$70.85	N/A	$64.84
Gas (Mcf)	$6.65	N/A	$6.30	N/A	$4.92

Non-GAAP Financial Measures

The following tables present a reconciliation of the non-GAAP financial measures of (i) Adjusted EBITDA to the GAAP financial measures of net income and cash flows from operating activities and (ii) Distributable Cash Flow to the GAAP financial measure of net income for each of the periods indicated (in thousands).

Eagle Rock Energy Partners, L.P.

GAAP to Non-GAAP Reconciliations

(unaudited)

Net income (loss) to adjusted EBITDA

	Three Months Ended December 31		Twelve Months Ending December 31		Three Months Ended September 2007
($ in thousands)	2007	2006	2007	2006
Net income (loss) as reported	$(111,532)	$(11,700)	$(145,612)	$(23,314)	$9,371

Depreciation, depletion and amortization expense	29,674	11,761	80,559	43,220	25,105
Impairment	5,749	—	5,749	—
Risk management interest related instruments-unrealized	12,228	(135)	15,783	(2,774)	8,429
Risk management instruments-unrealized	97,859	4,975	128,392	26,306	(8,865)
Other operating expense	916	6,000	2,847	6,000	220
Restricted units non-cash amortization expense	784	142	2,395	142	820
Income tax provision	(603)	486	169	1,230	352
Interest—net including realized risk management instruments	17,508	7,490	44,587	30,382	10,490
Non-recurring operating items	(795)	—	(795)	—	—
Other (income)/expense	183	—	(696)	—	(767)

Adjusted EBITDA	$51,971	$19,019	$133,378	$81,192	$45,155

Net income (loss) to distributable cash flow

Net income (loss) as reported	$(111,532)	$(11,700)	$(145,612)	$(23,314)	$9,371

Depreciation, depletion and amortization expense	29,674	11,761	80,559	43,220	25,105
Impairment	5,749	—	5,749	—	—
Risk management interest related instruments-unrealized	12,228	(135)	15,783	(2,774)	8,429
Risk management instruments-unrealized	97,859	4,975	128,392	26,306	(8,865)
Write-off of debt issuance costs	6,215	—	6,215	—	—
Termination fee (paid with IPO proceeds)	—	6,000	—	6,000
Capital expenditures-maintenance	(6,406)	(5,200)	(15,627)	(11,300)	(2,492)
Restricted units non-cash amortization expense	784	142	2,395	142	820
Non-recurring operating items	(795)	—	(795)	—	—
Other (income)/expense	183	—	(696)	—	(767)

Distributable cash flow	$33,959	$5,843	$76,363	$38,280	$31,601